

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



Group Secretariat

30th April 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions in Dairy Farm International Holdings Limited, a subsidiary of JMH:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
George Ho	Acquisitions of Shares	26/04/2002	253,800	US$0.8167
		29/04/2002	276,300	US$0.8181
		30/04/2002	308,000	US$0.8152

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary